COUGAR OIL AND GAS CANADA INC. Suite 1120, 833 – 4 Avenue S.W. Calgary, Alberta T2P 3T5 Phone: +1 403-262-8044 Fax: +1 403-513-2670 info@cougarenergyinc.com www.cougarenergyinc.com

September 07, 2011

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington DC 20549

Re:  As related to our letter of July 22, 2011 and the proposed amended supplemental Information on Oil and Gas Producing Activities for our December 31, 2010 20-F

Dear  Sirs:

I am responding to your letter to Cougar Oil and Gas (Canada) Inc. (“Company”), dated August 22, 2011.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the Company response.

Re: Financial Statements
Supplemental Information on Oil and Gas Producing Activities,

1. We note your response to prior comment one in our letter dated June 22, 2011. We expect that you will need to speak with your third party engineering firm, and obtain and file a revised report that includes the following information:
 A statement that the assumptions, data, methods, and procedures used are appropriate for the purpose served by the report – Item 1202(a)(8)(iv) of Regulation S-K.
 The twelve-month average benchmark oil and gas prices and the average adjusted product prices used to estimate proved reserves – Item 1202(8)(a)(v) of Regulation S-K.
 A statement that the third party engineer has used all methods and procedures as it considered necessary under the circumstances to prepare the engineering report – Item 1202(a)(8)(viii) of Regulation S-K.

Response:  We have formally requested GLJ to generate a revised report to include the three items identified above. At this time we do not have an expected delivery date or projected timeline for the generation of the revised report.

Table IV, Reserve Quantities Information,
2. We note that you present reserve estimates only as of December 31, 2010. Please expand your disclosure to also include your reserve estimates as of July 31, 2010 and a roll forward of those estimates, showing changes in the net quantities of your proved reserves of oil and gas during the transition period to comply with FASB ASC paragraphs 932-235-50-3 to 50-11. Your Table IX appears to be missing quantities in the Light and Medium Oil category as of July 31, 2010. Also resolve discrepancies between quantities in Tables VI and IX as of December 31, 2010.

Response:  We have identified the missing quantities in the Table IX - Light and Medium Oil category as of July 31, 2010 – and identified the discrepancies between Table VI and IX. Table IX used forecast pricing as GLJ did not do a constant pricing reconciliation analysis.  Thus, there was a discrepancy of 6,000 barrels of proven reserve estimates.  In order to properly prepare the requested information we have asked GLJ to review and generate additional reserve analysis and update the report for December 31, 2010.

At this time we do not have an expected delivery date or projected timeline for such a report. Once it is available, we will file the updated report as a 6K Report and upon your approval, the amended Supplemental Information on Oil and Gas Producing Activities for our December 31, 2010 20-F  which will include a revised Table IX.

Table V, Standardized Measure of Discounted Future Net Cash Flows,
3. We have read your response to comment one in our letter dated June 22, 2011 and see that you are proposing to present an estimate of future cash inflows net of future production and development costs in the disclosure of your standard measure of discounted future net cash flows. Please report the future cash inflows apart from the future production and development costs to comply with FASB ASC paragraph 932-235-50-31; and if your estimate of future development costs is material also show this item apart from your estimate of future production costs.

Response:  In order to properly prepare the requested information we have asked GLJ to review and generate additional reserve analysis and update the report for December 31, 2010.
At this time we do not have an expected delivery date or projected timeline for such a report.  Once it is available, we will file the updated reseve report as a 6K Report and upon your approval, the amended Supplemental Information on Oil and Gas Producing Activities for our December 31, 2010 20-F .

4. Please add a table showing changes in the standardized measure of future discounted cash flows for the transition period from July 31, 2010 to December 31, 2010 to comply with FASB ASC paragraph 932-235-50-34 through 50-35.

Response:  In order to properly prepare the requested information we have asked GLJ to review and generate additional reserve analysis and update the reports for July 31, 2010 and December 31, 2010.

At this time we do not have an expected delivery date or projected timeline for such a report.  Once it is available and we are able to generate the new tables, we will file the updated reserve reports as a 6K Report and upon your approval, the amended Supplemental Information on Oil and Gas Producing Activities for our December 31, 2010 20-F .

Sincerely.

Wm S (Bill) Tighe
403-513-2663
CEO
Cougar Oil and Gas Canada, Inc.